SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Peru Copper Inc.

(Name of Subject Company)

Peru Copper Inc.

(Name of Person Filing Statement)

Common Shares without par value
(Title of Class of Securities)

715455101

(CUSIP Number of Class of Securities)

Gerald Wolfe

President and Chief Executive Officer

Peru Copper Inc.

1050 — 625 Howe Street

Vancouver, BC Canada V6C 2T6

(604) 689-0234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street, 8th Floor

New York, New York 10019-3800

(212) 265-6888

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Suite 1050-625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES CLOSING OF C$70 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, Canada, June 19, 2007, Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) announced today that it has closed its previously announced private placement of 13.2 million common shares at a price of US$4.99 (C$5.30) per share for gross proceeds of US$65,868,000 (approximately C$70 million), following receipt by the Company of regulatory approval from the Toronto Stock Exchange and the American Stock Exchange.  On June 11, 2007 the Company announced that it had entered into a definitive agreement pursuant to which Aluminum Corporation of China has agreed to make an offer to acquire all of the outstanding shares of Peru Copper and make this investment in Peru Copper through the private placement.

The common shares issued in the private placement have not been registered under the Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

All of the common shares issued and sold pursuant to the private placement were purchased and acquired by Chinalco Canada B.C. Holdings Ltd., a wholly owned subsidiary of Aluminum Corporation of China.

As a result of the completion of the private placement, Chinalco now indirectly beneficially owns approximately 9.9% of the outstanding common shares of Peru Copper.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

PERU COPPER STOCKHOLDERS ARE ADVISED TO READ PERU COPPER’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE MADE AVAILABLE TO SHAREHOLDERS OF PERU COPPER AT NO EXPENSE TO THEM. THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF PERU COPPER. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS:

This news release contains “forward-looking statements” including, but are limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business — Risks of the Business” in the Annual Information Form of the Company dated March 28, 2007. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.